EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (SOYLAND) 1993-B2
Computation of Ratio of Income to Fixed Charges

For the Years Ended December 31, 2003, 2002, 2001, 2000, and 1999

	2003	2002	2001	2000	1999

Net income	$-	$-	$-	$-	$-
Add: Fixed charges	2,637,703	2,913,879	3,166,132	3,396,697	3,607,513

Income available for fixed charges	$2,637,703	$2,913,879	$3,166,132	$3,396,697	$3,607,513

Fixed charges:
Interest on all debt	$2,637,703	$2,913,879	$3,166,132	$3,396,697	$3,607,513

Total fixed charges	$2,637,703	$2,913,879	$3,166,132	$3,396,697	$3,607,513

Ratio of income to fixed charges	1.00	1.00	1.00	1.00	1.00